# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CitroTech Inc., CIK 0000894556
CUSIP: 369759204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6400 S. FIDDLERS GREEN CIR, SUITE 300, GREENWOOD VILLAGE, Colorado (CO), 80111
Date of event which requires filing of this statement: 08/22/2025
Filed by CIK 0001514881
Persons authorized to receive notices and communications: Stephen Conboy, 2330 Spruce St., Carlsbad, California (CA), 92008, 909-519-5470

## Reporting persons
- Conboy Stephen (CIK 0001514881): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,061,669; shared voting power 0; sole dispositive power 2,061,669; shared dispositive power 0; aggregate amount beneficially owned 2,061,669 (9.14% of the class)
  Comment: (1) The figures in Rows 7, 9 and 11 include 1,112 shares of Common Stock issuable upon the exercise of warrants to purchase 1,112 shares of Common Stock.
  (2) For Item 13 - In accordance with Exchange Act Rule 13d-3(d)(1), ownership percentage assumes: (i) the exercise of the warrants held by the Reporting Person into Common Shares; and (ii) that no other person has converted or exercised securities into the Common Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CitroTech Inc.
Address of issuer's principal executive offices: 6400 S. FIDDLERS GREEN CIR, SUITE 300, GREENWOOD VILLAGE, Colorado (CO), 80111

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Stephen Conboy (the "Reporting Person").
Residence or business address: The principal business address for the Reporting Person is 2330 Spruce St., Carlsbad, CA 92008.
Present principal occupation or employment: The principal occupation of the Reporting Person is a Fire Risk Reduction Technologist with a principal place of business located at 2330 Spruce St., Carlsbad, CA 92008.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:
The information in Item 4 of this Amendment No. 1 is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On August 22, 2025, the Reporting Person converted 550,000 shares of Series C Convertible Preferred Stock to 1,833,334 shares of Common Stock.

On September 30, 2025, the Reporting Person entered into a securities purchase agreement (the "Securities Purchase Agreement") with the Issuer, pursuant to which the Reporting Person purchased 667 shares of Series C Convertible Preferred Stock for an aggregate purchase price of $10,005 ($15.00 per Series C Convertible Preferred Share). On April 16, 2026, the Reporting Person converted the 667 Series C Convertible Preferred Shares into 2,224 shares of Common Stock.

In connection with the execution of the Securities Purchase Agreement, the Reporting Person also executed a common stock purchase warrant agreement (the "Warrant Agreement"), pursuant to which the Issuer issued a warrant to the Reporting Person. The Warrant Agreement entitles the Reporting Person to purchase from the Issuer up to 50% of the number of Common Shares issuable upon full conversion of all the Series C Convertible Preferred Stock purchased by the Reporting Person, subject to the terms and conditions of the Warrant Agreement.

On July 24, 2026, the Reporting Person gifted 150,000 shares of Common Stock for no consideration.

On August 4, 2026, the Reporting Person sold 275,001 shares of Common Stock for consideration of $3.00 per common share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person, through his personal holdings, has beneficial ownership of 2,061,669 Common Shares. The percentage of beneficial ownership is approximately 9.14% of the outstanding Common Shares. The percentage was calculated based on 22,554,586 Common Shares outstanding, as provided by the Issuer and the exercise of 1,112 warrants by the Reporting Person.

Note: In accordance with Exchange Act Rule 13d-3(d)(1), ownership percentage assumes: (i) the exercise of the warrants held by the Reporting Person into Common Shares; and (ii) that no other person has converted or exercised securities into the Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover page to this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Other than as described in this Amendment No. 1, the Reporting Person has not effected any transactions in Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information in Item 4 of this Amendment No. 1 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Securities Purchase Agreement by and between the Reporting Person and the Issuer, dated September 30, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 7, 2025).

Common Stock Purchase Warrant Agreement by and between the Reporting Person and the Issuer, dated September 30, 2025 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on October 7, 2025).

## Signatures
- Conboy Stephen: /s/ Stephen Conboy, Individual (08/06/2026)